Imperial Chemical Industries PLC
ICI India to sell Advanced Refinish (2K) business to PPG Industries

ICI India Ltd (51% owned by ICI) has today agreed to sell a portion of its Auto Refinish Paints Business comprising Advanced Refinish (2K) to its technology partner for this segment, PPG Industries of the USA, for a consideration of £6 million subject to completion adjustments.

The Company’s 2K Business will be transferred as a going concern to Asian PPG Ltd, an affiliate of the PPG Group in India, over the next few weeks. The Business has about 60 employees and had sales revenue of about £5.8 million in the financial year ended March 2006.

20 February 2007